UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Criteo S.A.
(Name of Issuer)

American Depositary Shares, each representing one Ordinary Share, nominal value €0.025 per share
(Title of Class of Securities)

226718104
(CUSIP Number)

Connie Neumann Office and compliance manager Petrus Advisers Ltd Eighth Floor, 6 New Street Square, New Fetter Lane London EC4A 3AQ, United Kingdom +44 20 7933 8831
(Name, Address and Telephone Number of Person
Authorized to
Receive Notices and Communications)

September 20, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 226718104	13D	Page 2 of 8

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Petrus Advisers Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(see instructions)	(a)	☐
		(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS* (see instructions)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		0

	8	SHARED VOTING POWER
1,181,186

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,900,556

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,900,556

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
	(see instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.39%[1]

14	TYPE OF REPORTING PERSON* (see instructions)
FI

[1]	Based on 55,985,114 Shares (as defined herein) outstanding as of July 26, 2024, as disclosed in the Issuer’s quarterly report on Form 10-Q filed on August 1, 2024.

CUSIP No. 226718104	13D	Page 3 of 8

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Klaus Umek

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(see instructions)	(a)	☐
		(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS* (see instructions)
OO, PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Austrian

	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		22,500

	8	SHARED VOTING POWER
1,181,186

	9	SOLE DISPOSITIVE POWER
22,500

	10	SHARED DISPOSITIVE POWER
1,900,556

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,923,056

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
	(see instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.43%[2]

14	TYPE OF REPORTING PERSON* (see instructions)
IN, HC

[2]	Based on 55,985,114 Shares outstanding as of July 26, 2024, as disclosed in the Issuer’s quarterly report on Form 10-Q filed on August 1, 2024.

CUSIP No. 226718104	13D	Page 4 of 8

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Till Hufnagel

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(see instructions)	(a)	☐
		(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS* (see instructions)
OO, PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
German

	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		212,561

	8	SHARED VOTING POWER
1,181,186

	9	SOLE DISPOSITIVE POWER
212,561

	10	SHARED DISPOSITIVE POWER
1,900,556

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,113,117

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
	(see instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.77%[3]

14	TYPE OF REPORTING PERSON* (see instructions)
IN, HC

[3]	Based on 55,985,114 Shares outstanding as of July 26, 2024, as disclosed in the Issuer’s quarterly report on Form 10-Q filed on August 1, 2024.

CUSIP No. 226718104	13D	Page 5 of 8

EXPLANATORY NOTE

Pursuant to Rule 13d-2 under the Act, this Amendment No. 9 to the Schedule 13D (“Amendment No. 9”) amends certain items of the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “Commission”) on February 27, 2024, as amended by Amendment No. 1 filed with the Commission on April 18, 2024, Amendment No. 2 filed with the Commission on April 24, 2024, Amendment No. 3 filed with the Commission on May 15, 2024, Amendment No. 4 filed with the Commission on May 29, 2024, Amendment No. 5 filed with the Commission on July 11, 2024, Amendment No. 6 filed with the Commission on August 20, 2024, Amendment No. 7 filed with the Commission on September 10, 2024, and Amendment No. 8 filed with the Commission on September 19, 2024 (collectively, the “Schedule 13D”), relating to the American Depositary Shares (the “ADS”), each representing one ordinary share, nominal value €0.025 per share (the “Shares”) of Criteo S.A., a French société anonyme whose headquarters are located at 32 rue Blanche, 75009 Paris, France (the “Issuer”). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

CUSIP No. 226718104	13D	Page 6 of 8

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

Because the Reporting Persons have generated more proceeds from sales of ADS than they have spent on acquiring ADS and options to acquire ADS since the filing of Amendment No. 8 on September 19, 2024, the Reporting Persons have not had to source additional funds to acquire the ADS and options to acquire ADS purchased since the filing of Amendment No. 8 on September 19, 2024.

Item 5. Interest in Securities of the Issuer

Item 5(a)-(c) and (e) of the Schedule 13D is hereby amended and supplemented as follows:

(a)	See rows (11) and (13) of pages 2, 3 and 4 of this Amendment No. 9 for the aggregate number of ADS and percentage of ADS beneficially owned by the Reporting Persons as of September 20, 2024. These amounts include (i) an aggregate 1,200,000 ADS that the Reporting Persons have the right to acquire within 60 days upon exercise of long standardized call options, (ii) 510,000 ADS that the Reporting Persons have the right to recall at any time at a price of $46.75, pursuant to a repurchase agreement with RBC Bank that is scheduled to terminate on October 11, 2024, and (iii) 25,000 ADS that the Reporting Persons have the right to recall at any time at a price of $0.00, pursuant to a repurchase agreement with RBC Bank that currently has no expiration date. The aggregate percentage of ADS reported beneficially owned by the Reporting Persons is based upon 55,985,114 Shares outstanding as of July 26, 2024, as disclosed in the Issuer’s quarterly report on Form 10-Q filed by the Issuer with the Commission on August 1, 2024.

(b)	See rows (7) through (10) of pages 2, 3 and 4 of this Amendment No. 9 for the ADS as to which the Reporting Persons have the sole or shared power to vote or direct the vote and sole or shared power to dispose or direct the disposition as of September 20, 2024. Each of Petrus, Mr. Hufnagel and Mr. Umek may be deemed to share voting power and share dispositive power over the ADS and options to acquire ADS held directly by the investment vehicles and managed accounts for which Petrus serves as investment manager or portfolio adviser and the private individuals who have signed powers of attorney in favor of Petrus.

(c)	The transactions in the ADS effected by the Reporting Persons since the filing of Amendment No. 8 on September 19, 2024 and through September 20, 2024 are set forth on Schedule 10 attached hereto.

(e)	As of September 20, 2024, each of the Reporting Persons ceased to beneficially own more than 5% of the Shares outstanding.

CUSIP No. 226718104	13D	Page 7 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Petrus Advisers Ltd.

By:	/s/ Suraj Shah
Suraj Shah
(Name)

Director
(Title)

September 24, 2024
(Date)

By:	/s/ Klaus Umek
Klaus Umek
(Name)

September 24, 2024
(Date)

By:	/s/ Till Hufnagel
Till Hufnagel
(Name)

September 24, 2024
(Date)

CUSIP No. 226718104	13D	Page 8 of 8

SCHEDULE 10

Transactions in the ADS of the Issuer by the Reporting Persons since the filing of Amendment No. 8

The following table sets forth all transactions in the ADS effected since the filing of Amendment No. 8 on September 19, 2024 by the Reporting Persons. Except as noted below, all such transactions were effected in the open market through brokers and the price per share excludes commissions.

Reporting Person	Type	Quantity[4]	Name of Security	Price[5]	Trade Date[6]
Petrus Advisers LTD	Sell	-6,895	CRTO US Equity	42.813007	20240919
Petrus Advisers LTD	Sell	-3,000	CRTO US 10/18/24 C35 Equity	7.966670	20240920
Petrus Advisers LTD	Buy	3,000	CRTO US 10/18/24 C40 Equity	4.000000	20240920
Petrus Advisers LTD	Buy	7,000	CRTO US 10/18/24 C45 Equity	0.750000	20240920
Petrus Advisers LTD	Sell	-7,500	CRTO US 10/18/24 C45 Equity	0.800000	20240920
Petrus Advisers LTD	Sell	-7,500	CRTO US 10/18/24 C45 Equity	0.800000	20240920
Petrus Advisers LTD	Sell	-10,000	CRTO US 10/18/24 C45 Equity	0.800000	20240920
Petrus Advisers LTD	Sell	-10,000	CRTO US 10/18/24 C45 Equity	0.800000	20240920
Petrus Advisers LTD	Sell	-135,000	CRTO US Equity	42.700000	20240920
Petrus Advisers LTD	Buy	29,500	CRTO US Equity	42.709542	20240920

[4]	Quantity of options reflects number of contracts, with each contract representing 100 ADS.
[5]	Price per share in US dollars.
[6]	Trade dates are following the format YYYYMMDD.